SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 16, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

16 November 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2020

The following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested on 14 November 2022, being the first business day post vesting date, under the Smith & Nephew Global Share Plan 2020.

i.   PARTIAL VESTING OF CONDITIONAL SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 12 November 2021. One third of the Shares vested on 12 November 2022, a further third will vest on 12 November 2023 and the final third will vest on 12 November 2024. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Conditional Share Award granted on 12 November 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2022 - 11 - 14
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Paul Connolly (President, Global Operations)	PDMR	10.629361	10,290 (of which 2,992 were sold to cover taxes due and 7,298 retained)	N/A Single Transaction	7,298.00000 ordinary shares	0.00083%
Mizanu Kebede (Chief Quality and Regulatory Affairs Officer)	PDMR	10.629361	5,049 (of which 1,621 were sold to cover taxes due and 3,428 retained)	N/A Single Transaction	4,139.84492 ordinary shares (including 355.92246 in ADS')	0.00047%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2.   VESTING OF A RESTRICTED STOCK UNIT AWARD GRANTED UNDER THE AWARD AGREEMENT DATED 29 APRIL 2022

In line with the announcement published on 3 May 2022, a Restricted Stock Unit Award of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") granted to Deepak Nath vested on 13 November 2022. This Restricted Stock Unit Award formed part of the buy-out awards granted in respect of outstanding incentives Deepak Nath forfeited upon leaving his former company.

i.    PARTIAL VESTING OF A RESTRICTED STOCK UNIT AWARD:

A Restricted Stock Unit Award of 14,364 shares was granted to Deepak Nath on 29 April 2022. One third of these shares (4,788 shares) vested on 13 November 2022, a further third will vest on 13 November 2023 and the final third will vest on 13 November 2024. A number of Shares were sold to cover taxation obligations arising on the vesting of the award.

The following relates to individual included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Restricted Stock Unit Award granted on 29 April 2022 under the award agreement.
Date of Transaction	2022 - 11 - 14
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Deepak Nath (Chief Executive Officer)	Director	10.629361	4,788 (of which 1,170 were sold to cover taxes due and 3,618 retained)	N/A Single Transaction	9,189.00000 ordinary shares	0.00105%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 16, 2022

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary